Exhibit (d)(3)

SCIENTIFIC ADVISORY COUNCIL AGREEMENT

This Scientific Advisory Council Agreement, effective 1/6/2015 (this “Agreement”) amends and restates in its entirety that certain Advisory Board Agreement dated October 1, 2013 by and between Dimension Therapeutics, Inc., a Delaware corporation, with a place of business at 840 Memorial Drive, Cambridge, MA 02139, USA (the “Company”) and Emil Kakkis, an individual (the “Advisor”) (the “Prior Agreement”). From and after the effective date of this Agreement, the services performed by Advisor under the Prior Agreement will be deemed to have been performed under this Agreement and the Prior Agreement shall have no further force and effect.

In light of Advisor’s expertise in areas consistent with Company’s research and development, business and product strategy, the Company and Advisor hereby agree as follows:

1. Services. Advisor agrees to be an active member of Company’s Scientific Advisory Council (the “Council”), and to contribute to Company’s success by providing the services described in the Scientific Advisory Council Charter (the “Charter”) attached hereto as Exhibit A (the “Services”). While this Agreement is in effect, Advisor will not provide services to any third party that competes (or is preparing to compete) directly with Company.

2. Compensation; Expenses. On October 29, 2013, the Company granted Advisor 58,067 shares of the Company’s Common Stock (the “Award”). The Award was granted subject to the terms and conditions applicable to restricted stock awards granted under the Company’s 2013 Stock Plan (the “Plan”), as described in the Plan and that certain Stock Grant Agreement between the Company and Advisor dated October 29, 2014 (the “Stock Grant Agreement”). Provided that this Agreement has not expired or terminated, the Award will continue to vest as provided for in the Stock Grant Agreement. Other than the Award, Advisor shall not be entitled to any compensation for Services performed under this Agreement. Advisor shall receive reimbursement for travel expenses, if any, as described in the Charter.

3. Inventions. Company shall own all rights, title and interests (including patent rights, copyright rights, trade secret rights, trademark rights, sui generis database rights and all other intellectual and industrial property rights of any sort throughout the world) relating to any and all deliverables, inventions (whether or not patentable), materials, articles, technologies, works of authorship, software, specifications, designs, plans, processes, know-how, ideas, data and other results, work products and information that are made or conceived or reduced to practice, in whole or in part, by Advisor, and that arise out of the Services or that are based on or otherwise reflect any Proprietary Information (as defined below) (collectively, “Inventions”). Advisor will promptly provide and fully disclose all Inventions to Company. Advisor hereby makes and agrees to make all assignments necessary to accomplish the foregoing ownership. Advisor will assist Company at its expense to further evidence, record and perfect such assignments, and to perfect, obtain, maintain, enforce and defend any rights assigned.

4. Confidentiality. Advisor agrees that all Inventions and all other financial, business, regulatory, clinical and technical information (including, information relating to Company’s products, plans, customers and employees) that Advisor develops, learns or obtains in connection with the Services constitute “Proprietary Information”. Advisor will safeguard using reasonable means, hold in confidence and not disclose or, except in performing the Services, copy or use any Proprietary Information. However, Advisor shall not be so obligated with respect to information that Advisor can document (a) is or becomes readily publicly available without restriction through no fault of Advisor or (b) Advisor rightfully knew without restriction prior to its disclosure by Company. The confidentiality obligations and restrictions in this Agreement, as they apply to Proprietary Information disclosed prior to termination, will survive termination for a period of 5 years; provided, Advisor’s obligations hereunder shall survive and continue in effect thereafter with respect to any Proprietary Information that is a trade secret under applicable law. Upon termination and as otherwise requested by Company, Advisor will promptly return to Company all originals and copies of any Proprietary Information, and all information, records and materials developed therefrom.

5. Non Interference. During the term of this Agreement and for one (1) year thereafter, Advisor agrees not to induce, encourage or solicit any employee, contractor or consultant to leave Company for any reason, and not to divert, entice or otherwise take away from Company the business or patronage of any customer, supplier or prospect.

6. Termination. Either party may terminate this Agreement at any time, for any or no reason, by giving the other party five (5) days prior written notice. Sections 3 through 8 of this Agreement and any remedies for breach of this Agreement shall survive any termination or expiration.

7. Relationship. Notwithstanding any provision herein to the contrary, each party shall be and act as an independent contractor and not as a partner, joint venturer, employer, employee or agent of the other and shall not bind or attempt to bind the other to any contract. Advisor will not be eligible to participate in any of Company’s employee benefit programs. Advisor warrants that: none of the Services or any part of this Agreement is or will be inconsistent with any of Advisor’s other obligations; all Services and Inventions will be Advisor’s original work and their use will not violate the rights of any person or entity; and Advisor will not disclose to Company or use for its benefit any proprietary, confidential or trade secret information of any third party. Company may use and authorize the use of Advisor’s name, likeness and biographical information in promotional materials, websites and the like.

8. General. This Agreement is the entire agreement, and supersedes all prior negotiations, understandings or agreements (oral or written), between the parties concerning the subject matter hereof. Execution of a facsimile copy shall have the same force and effect as execution of an original, and a facsimile signature shall be deemed an original and valid signature. No modification, consent or waiver will be effective unless in writing and signed by the party against which enforcement is sought. Either party’s failure to enforce its rights under this Agreement at any time for any period shall not be construed as a waiver of such rights. If any provision of this Agreement is determined to be illegal or unenforceable, that provision will be limited or eliminated to the minimum extent necessary so that the Agreement shall otherwise remain in full force and effect and enforceable. This Agreement and the Services are personal to Advisor, and Advisor shall have no right or ability to subcontract, delegate, assign or otherwise transfer any rights or obligations under this Agreement without the prior written consent of Company. Any attempt to do otherwise shall be void. Company may transfer any of its rights under this Agreement to any third party. Any breach of Section 3, 4 or 5 will cause irreparable harm to Company for which damages will not be an adequate remedy, and therefore, Company shall be entitled to injunctive relief with respect thereto in addition to any other remedies. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts, without regard to the conflicts of law provisions thereof. In any action or proceeding to enforce rights under this Agreement, the prevailing party shall be entitled to recover its reasonable costs and attorneys fees. Any notice hereunder will be effective upon receipt and shall be given in written English, and delivered to the other party at its address given herein or at such other address designated by written notice.

DIMENSION THERAPEUTICS, INC.	ADVISOR

By:	/s/ Annalisa Jenkins		/s/ Emil Kakkis
Signature
Name: ANNALISA JENKINS, M.B.B.S., F.R.C.P.		Address:	DR. EMIL KAKKIS
Title: CHIEF EXECUTIVE OFFICER			546 Biscayne Dr. San Rafael, CA 94901

EXHIBIT A

Scientific Advisory Council Charter

SCIENTIFIC ADVISORY COUNCIL CHARTER

November         , 2014

This Scientific Advisory Council Charter (this “Charter”) outlines the purpose, composition and responsibilities of the Scientific Advisory Council (the “SAC” or the “Council”), of Dimension Therapeutics, Inc., a Delaware corporation (the “Company”).

1.	PURPOSE

The purpose of the SAC is to assist the Company’s Board of Directors (the “Board”) and management by reviewing and evaluating the Company’s preclinical/translational, development and clinical strategies and opportunities to build out a sustainable long-term portfolio that achieves the desired value and growth and sustainable success of the Company. To accomplish this purpose, the SAC will review and monitor the science, processes, procedures and infrastructure underlying the Company’s portfolio with a specific focus on new programs and major strategic partnerships and transactions.

2.	MEMBERSHIP

The SAC members will be chosen by the Company in its sole discretion, and all Council relationships will be terminable by either the Company or SAC member for convenience upon written notice. A chairperson of the Council (the “Chairperson”) may be designated by the Board or the Council.

The SAC shall be comprised of a minimum of five (5) members (including the Chairperson), one of whom shall be the current CEO and at least two (2) of whom shall be independent, non-employee members of management and/or the Board with sufficient preclinical and/or medical expertise to review and evaluate appropriately the Company’s clinical programs and research and development projects.

The Chairperson shall be responsible for leadership of the SAC, including preparing the agenda, presiding over meetings, making assignments and reporting on the SAC’s activities to the Board.

3.	MEETINGS AND PROCEDURES

The SAC shall meet in person at least twice annually in Cambridge, Massachusetts upon no less than three (3) months’ notice. In addition, the SAC may meet by teleconference from time to time, as deemed necessary and appropriate by the Chairperson. Each meeting date shall be designated by the Chairperson. A majority of the SAC shall constitute a quorum, and the Council shall act only on the affirmative vote of a majority of the members present at a meeting at which a quorum is present. Attendance by members of management will be at the invitation of the Chairperson, but the CEO shall have the right to invite to any SAC meeting the Company’s Chief Scientific Officer and/or Chief Medical Officer. The SAC shall keep minutes of all meetings documenting its activities and recommendations to the Company. The SAC shall report its actions and any recommendations to the Company as soon as practical following any meeting.

4.	DUTIES AND RESPONSIBILITIES

The function, powers, duties and responsibilities of the SAC as are follows:

The SAC shall review, evaluate and report to the Company regarding portfolio strategy, plans and goals, as well as high level progress and performance of the Company’s clinical programs and preclinical research and development activities.

(a)	The SAC shall review and evaluate the infrastructure and resources made available by the Company for its portfolio of clinical programs, with a focus on prioritization, and make recommendations as appropriate if the infrastructure and/or resources are insufficient, in the opinion of the SAC, to accomplish the Company’s strategic goals.

(b)	The SAC shall identify and discuss significant emerging regulatory, clinical, research and scientific issues and trends and competitive activity, including their potential impacts on any Company programs, plans, or policies relating to its clinical programs and preclinical research and development activities. The SAC shall specifically make recommendations to members of management and the Board on new portfolio opportunities where the Company has the potential to secure first or best in class positions for diseases with significant medical need.

(c)	The SAC shall review the technical and regulatory diligence on all potential licensing and acquisition transactions to ensure that the Board has access to the highest quality assessment of the probability of technical and regulatory success.

(d)	At least once annually, the SAC shall evaluate its performance, including a review of the Council’s compliance with the Charter, and shall review and reassess the Charter and submit any recommended changes to the Company for its consideration and approval.

(e)	The SAC shall perform such other duties and responsibilities as may be assigned to the SAC, from time to time, by the Board.

(f)	The SAC shall have the authority to consult with Company counsel when necessary.

5.	COMPENSATION, EXPENSES

Council members will not be entitled to any compensation for their services, whether in the form of cash or equity.

The Company will reimburse Council members for reasonable out-of-pocket travel expenses limited to coach class or equivalent travel (transportation, lodging and meals). Such expenses shall be authorized in advance in writing by the Company and payable thirty (30) days after receipt of an itemized invoice. All payments will be made to individual Council members and not to employers, organizations, or third parties. Individuals serving on the SAC may decline compensation or reimbursement of expenses at their discretion.

(g)	CONFIDENTIALITY AND CONFLICTS OF INTEREST

Each Council member shall sign a Scientific Advisory Council Agreement in the form attached hereto as Exhibit A that ensures the protection of Company intellectual property and confidential information. Council members shall notify the Company of any potential conflicts of interest and recuse themselves from participation in discussions that might result in a third party conflict.

EXHIBIT A

Form of Scientific Advisory Council Agreement